Exhibit 2

Rio de Janeiro, June 3, 2019

To

Oi S.A.

Att.:      Mr. Eleazar de Carvalho, Chairman of the Board of Directors

Mr. Eurico Teles, Chief Executive Officer

c.c.:       Ms. Luciene Sherique Antaki, Corporate Governance Secretary

Ref.: Resignation letter

Dear Sirs,

For the due purposes, I hereby register my resignation, for personal reasons, from my position as an independent member of the Board of Directors  of Oi S.A. (“Oi” or the “Company”), effective as of this date. It is important to note and also to record, my great appreciation and strong support for the members of the Board of Directors, its subsidiary bodies and, in particular, the executive management of Oi, highlighting, but not limited to, Mr. Eurico Teles Neto and Carlos Augusto Brandão, for their diligent, unique and irreproachable work, always developed for the Company's best interest.

Broadly speaking, I understand that the Company is closing a cycle started in June 2016, with the request for Judicial Reorganization (“RJ”), and my appointment as an independent member of the Board of Directors in August of the same year. This cycle was divided into two different phases: the first, ended on December 20, 2017, with the approval of the Judicial Reorganization Plan (“PRJ”) at the General Creditors Meeting, and ratified on January 8, 2018; and the second, which ends during this semester with the achievement of crucial milestones in this process.

In the first phase, several creditors, shareholders and the Company, with the always diligent supervision and precise intervention of the entities and bodies responsible for its monitoring, created a complex financial engineering that allowed Oi to connect its financial obligations with its ability to generate future results. The plan required substantial sacrifices by the parties involved in favor of the continuity of the provision of its products and services to its clients, thus maintaining the social function for which the Company was established.

In the second phase, the Company, always supported by its Board of Directors, whether Transitional or Permanent, fulfilled without fail all the milestones established in the PRJ. The approval, with significant adjustments of the balance sheet of 2017; the conversion of its debt into shares or new financial obligations; the appointment of a new board of directors; the approval of changes to its Bylaws and the payment of new resources, were just some of the events that demanded an unprecedented effort by the Board of Executive Officers of Oi.

Now, a new cycle begin, with challenges that cannot be considered either lesser or greater, but rather different in order and nature. An adverse macroeconomic scenario and an uncertain regulatory environment, connected to strict financial obligations stipulated in the PRJ or in the course of its business, as well as a reduced investment capacity, negatively affect its business activities, limiting its generation of results and constraining its cash flow. Nevertheless, it is worth mentioning that these events were predictable at the time of the approval of the PRJ, notably by financial creditors, several of whom became shareholders of the Company.

A strategy that aligns various interests to the existing shifting conditions, which is still in the process of being drafted and is therefore subject to discussion and deliberation by the Board of Directors, and when necessary, previously informed and approved by the regulatory or supervisory bodies within the scope of the PRJ, should be presented. In this process, it is fundamental to question the economic and even sociopolitical reasons and interests that support the existence of the strategy to be proposed, challenging and testing alternatives, even if only at the theoretical level. It is not enough just to describe the “how”, but also to explain the “why”. The literature in this respect shows that a posteriori analysis tends to focus only on the possibility of what actually occurred, and why it was inevitable. Nonetheless, correctly taking into account other alternatives avoids a deterministic sensation of the decisions made, which is mostly erroneous.

On a purely speculative basis, the discussion of strategic or tactical alternatives such as the extension of RJ as a form of legal protection to the Company for an additional period or, the contribution, from now on, of new de-facto resources by the shareholders, are alternatives to be carefully explored and justified. The latter is particularly an interesting exercise to test the fallacy of the recent entry of so-called new resources, since the contribution of about R$ 4.0 billion was an inherent part of the PRJ, without which all stakeholders would lose their positions, with all, therefore, having already adjusted their financial returns for such an event. In relation to this last point, it is worth mentioning that the main bondholders/shareholders backstoppers are paid for this fact, as well as all shareholders who contributed resources saw their capital appreciate around 30% in the period.

Consequently, an equity injection as part of the strategy would demonstrate the genuine interest of shareholders to increase the Company’s investment volume, hence supporting a long-term strategy to be proposed independently by the Board of Directors. Going beyond, it would also significantly expand Oi’s ability to engage in strategic deals with third parties in a shorter time frame, thus creating a greater tendency to capture value for itself.

Nevertheless, for this movement to be fully successful, it is important to emphasize that the simple creation of a strategy is not a sufficient condition to achieve this goal. At the same time, it is necessary to strengthen the Company’s execution capacity, develop and attract leaderships used to complex situations, and know how to adequately communicate to its external and internal audience such actions that can impact them. It is fundamental to be permanently vigilant to diverse conflicts of interest, communicate facts and events in an equitable manner to all shareholders, and seek a result that is at least neutral to creditors. The last point is of special attention because this is still a Company in RJ, with its creditors having few or remote possibilities to generate a liquidity event for their credits.

Finally, having made these considerations, and having faithfully fulfilled my fiduciary and diligence obligations, I understand that my cycle has ended in the Company. I request that, after prior notice to the Honorable Judge of the 7th Corporate Court and the Public Prosecutor’s Office, in the light of the judicial decisions in force, as the case may be, immediate publicity is given to this act within the Company, as well as to third parties, with the respective filing of this Resignation Letter, duly filed, with the applicable bodies. I also request the accurate attention to the usual procedures with the competent department within Oi for the purpose of concluding my mandate on the date of receipt of this letter signed by me, if applicable.

Sincerely,

Ricardo Reisen de Pinho